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VIA EDGAR

October 27, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549


       Re:  ACTV, Inc., Form S-3 (File No.: 333-48852)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ACTV, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No.: 333-48852, filed on October 27, 2000 (the "Registration Statement").

     The Registration Statement was filed due to an error on the part of the filing agent; the filing agent was not given authorization to file the Registration Statement.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you have any questions regarding the foregoing, please contact Jay Kaplowitz, outside counsel of the Registrant, at (212) 752-9700.


                                       Sincerely,

                                       ACTV, Inc.



                                       By: /s/ William C. Samuels
                                          ------------------------------------
                                          William C. Samuels
                                          Chairman and Chief Executive Officer